CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

July 8, 2010

VIA TELECOPY
Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE Mail Stop 4631
Washington, D.C. 20549

RE:                   China Ceramics Co., Ltd. (the “Company”)
                          Registration Statement on Form F-1
                          (File No. 333-164784) (the “Registration Statement”)

Dear Ms. Long:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 12:00p.m. on July 12, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CHINA CERAMICS CO., LTD.

By: /s/ Hen Man Edmund
       Name: Hen Man Edmund
       Title:   Chief Financial Officer